Filed pursuant to Rule 253(g)(2)

File No. 024-10496

Groundfloor Finance Inc.

Supplement No. 11

to the Offering Circular

qualified December 15, 2015

 Dated: November 4, 2016

This Supplement No. 11 to the Offering Circular originally qualified December 15, 2015 (this “Supplement”) supplements the offering circular of Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”), dated December 8, 2015, as supplemented and amended from time to time (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure regarding the status of our financing operations and ongoing offerings of LROs and related risk factors.

Risk Factors

The following risk factor starting on page 16 of the Offering Circular is replaced, in its entirety, as follows:

Our management team has limited experience in mortgage loan underwriting.

As of November 4, 2016, (i) we have issued and sold 127 series of LROs totaling approximately $15,189,200 and (ii) are in the process of offering nine additional series of LROs totaling $1,109,440, with an average loan size of approximately $120,000. As of November 4, 2016, of the 127 Loans funded by our LRO program, 53 Loans have been paid back in full (six of which were paid following workout/default) and 74 Loans remain outstanding. Of the 74 Loans that remain outstanding, nine are in workout (payment default occurred and each was extended three months past the original maturity). Of these nine loans, one property has been quit claimed to us [as part of a negotiated settlement] and it is under contract for sale as of November 4, 2016. We are in the process of managing the repayment or further modification of the remaining eight Loans, including negotiating additional workouts, as necessary; however, as of November 4, 2016, none of the Loans is subject to a fundamental default. See “Management Discussion and Analysis—Overview—LRO Program” for additional information.

Additionally, as of November 4, 2016, we have extended 36 loans for real estate development projects through our subsidiary, Groundfloor GA, for an aggregate principal amount of $1,881,000, with an average loan size of approximately $52,500. Of the 36 loans funded, 34 loans have been paid back in full and two loans remain outstanding. Of these two Loans, one property has been quit claimed to us as part of a negotiated settlement and we expect to put it under contract for sale promptly. The remaining Loan has an outstanding title insurance claim. Our decision whether to pursue additional remedies with respect to this Loan (such as a negotiated settlement or foreclosure on the property) is pending the determination of this claim. As of November 4, 2016, neither of these loans is subject to a fundamental default. See “Management Discussion and Analysis—Overview—Georgia Notes Program” for additional information.

Prior to financing these Projects, our officers had no experience in mortgage loan underwriting. If our method for evaluating potential Projects to fund and for establishing interest rates for such Projects proves flawed, investors may not receive the expected yield on the LROs. Although our proprietary Grading Algorithm is based upon certain quantifiable characteristics that we developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Developer or the property for which the Loan is being sought. At present, we believe the number of Loans we have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. Although we expect to see a more normal distribution as our loan volume increases, our grades are an assessment of risk of loss should a default occur and cannot predict defaults resulting from idiosyncratic events.

The following risk factor is added to the Offering Circular on page 20:

Loans that we advance may involve additional risks.

In some situations, we may elect to originate and advance funds for a Loan prior to offering the corresponding series of LROs to the public, which could involve additional risks. Although we intend to fund advances from a revolving credit facility, if we elect to do so from our own operating capital, that would have the effect of reducing the amount of cash we have available for other business expenditures until the advance is repaid. In addition, we may be required (either directly or indirectly through a wholly owned subsidiary) to continue to hold and service the advanced Loans in the event we are unable to qualify the corresponding series of LROs or if the Offering of such LROs is terminated or not fully subscribed. Furthermore, the credit facility that we may use to make the advances will require periodic interest payments. This may negatively impact the cash flow and cash position of Groundfloor, increasing the risk to the business.

Offering Update

This section provides updates to the disclosures regarding the Company’s ongoing offerings of Georgia Notes (through its subsidiary, Groundfloor GA) and LROs as set forth in Offering Circular under the title “Management Discussion and Analysis—Overview”:

LRO Program

We began offering LROs through the Platform in September 2015 pursuant to an offering statement (File No. 024-10440) that was qualified on August 31, 2015. We subsequently qualified two additional offering statements: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through post-qualification amendments (each, a “PQA”) to the offering statement qualified on December 15, 2015.

As of November 4, 2016, LROs have been offered and sold pursuant to the federal exemption from registration set forth in Section 3(b)(2) of the Securities Act and Regulation A promulgated thereunder and registered with the securities regulators through the NASAA Coordinated Review Program for (Tier I) Regulation A Offerings in California, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. We obtained qualification in Georgia outside of the NASAA Coordinated Review Program.

Status of LRO Offerings and Loan Originations

As of November 4, 2016, (i) we have issued and sold 127 series of LROs totaling approximately $15,189,200 and (ii) we are in the process of offering nine additional series of LROs totaling $1,109,440 from previously qualified PQA Nos. 29, 33, and 35.

The table below includes information related to the status of Loans the Company has issued under our LRO program (by letter grade) as of November 4, 2016. For these purposes, we characterize outstanding Loans as follows

•         Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment), or
o	after the original maturity date (following extension, modification or other workout arrangement).

•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and we have negotiated a modification of the original terms that does not amount to a fundamental default) (see “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” above for more information),

o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that we will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding series of LROs), or

o	“written off” (i.e., we have determined that all or a portion of the Loan is uncollectable).

See also “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans.”

Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$1,917	$7,466	$9,602	$5,421	$478	$97	$25
Loans Offered (#)*	19	60	75	39	4	1	1
Amount Originated	$926	$4,673	$5,710	$3,449	$309	$97	$25
Loans Originated (#)*	13	38	43	28	3	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$260	$1,619	$1498	$1,733	$210	$0	$0
Loans Paid at or Before Maturity (#)*	4	14	15	12	2	0	0
Amount Paid Following Workout/Default	$25	$0	$105	$162	$0	$0	$25
Loans Paid Following Workout/Default (#)*	1	0	2	2	0	0	1

Total Loans Currently Unpaid
Amount Current	$581	$2,999	$3,922	$944	$0	$97	$0
Loans Current (#)*	6	23	25	10	0	1	0
Amount in Workout	$60	$55	$185	$610	$99	$0	$0
Loans In Workout (#)*	2	1	1	4	1	0	0
Amount in Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0
Amount Written Off	$0	$0	$0	$0	$0	$0	$0
Loans Written Off (#)*	0	0	0	0	0	0	0

As of November 4, 2016, we have withdrawn or abandoned our offering for various series of LROs totaling approximately $9,093,878 (including four series of LROs totaling $420,000 originally covered by our third offering statement and three series of LROs totaling $388,000 originally covered by PQA No. 4 that were withdrawn and later qualified by a subsequent PQA). Although as of November 4, 2016 we are not in the process of qualifying any additional series of LROs corresponding to the same number of Projects for which we intend to extend Loans, we anticipate filing additional PQAs or new offering statements on a regular basis to qualify additional series of LROs.

Status of Loan Collection and Servicing under LRO Program

As indicated in the table above, as of November 4, 2016, of the 127 Loans funded by our LRO program, 53 Loans have been paid back in full (six of which were paid off following extension or modification) and 74 Loans remain outstanding. Of the 74 Loans that remain outstanding, nine Loans are in workout (payment default occurred and each was extended three months past the original maturity). Of these nine loans, one property has been quit claimed to us as part of a negotiated settlement and it is under contract for sale as of November 4, 2016. We are in the process of managing the repayment or further modification of the remaining eight Loans, including negotiating additional workouts, as necessary; however, as of November 4, 2016, none of the Loans are subject to a fundamental default.

The table below reflects information about the historical workout treatment of Loans covered by the LRO program (by letter grade) as of November 4, 2016 to the extent they have not been written off. Our collection procedures for Loans in default typically involve the pursuit of one or more remedies. For example, we may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular Loan (i.e., the Loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of Loans subject to workout.

	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$85	$55	$290	$772	$99	$0	$25
Loans Extended/Modified(#)*	3	1	3	6	1	0	1
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default (#)*	0	0	0	0	0	0	0

We believe the number of Loans we have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. We expect to see a more normal distribution as our loan volume increases. Our grades are an assessment of risk of loss should a default occur, and cannot predict defaults resulting from idiosyncratic events.

Other than the defaults referenced above, we are not aware of any adverse business developments in the course of our multistate operations.

Georgia Notes Program

Prior to September 2015, only Groundfloor GA had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through our Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. We have not issued any additional Georgia Notes since commencing our offerings of LROs and do not intend to issue any additional Georgia Notes in the future. While similar in structure to our LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the Company’s offerings of LROs described in this Offering Circular. As a result, comparisons to our LRO program may not be meaningful, and prospective investors in the series of LROs covered by this Offering Circular should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of our LRO program or any Project related to a particular series of LROs thereunder.

The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon our receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

Status of Georgia Notes Offerings and Loan Originations

As of September 2015, Groundfloor GA had issued Georgia Notes totaling approximately $1,881,000, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1,881,000. Loan sizes ranged from $8,000 to $100,000, with an average loan size of approximately $52,000.

The table below includes information related to the status of total amount of Loans the Company has issued under our Georgia Notes program (by letter grade) as of November 4, 2016 (utilizing the same characterizations as outlined above).

Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$470	$335	$190	$445	$60	$0
Loans Originated (#)*	7	10	7	2	9	1	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$322	$130	$190	$305	$60	$0
Loans Paid at or Before Maturity (#)*	6	7	4	2	6	1	0
Amount Paid Following Workout/Default	$75	$113	$165	$0	$140	$0	$0
Loans Paid Following Workout/Default (#)*	1	2	2	0	3	0	0

Total Loans Currently Unpaid
Amount Current	$0	$0	$0	$0	$0	$0	$0
Loans Current (#)*	0	0	0	0	0	0	0
Amount in Workout	$0	$35	$40	$0	$0	$0	$0
Loans In Workout (#)*	0	1	1	0	0	0	0
Amount in Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0
Amount Written Off	$0	$0	$0	$0	$0	$0	$0
Loans Written Off (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of November 4, 2016, of the 36 loans funded, 34 loans have been paid back in full and two loans are currently outstanding. Of these two Loans, one property has been quit claimed to us as part of a negotiated settlement and we expect to put it under contract for sale promptly. The remaining Loan has an outstanding title insurance claim. Our decision whether to pursue additional remedies with respect to this Loan (such as a negotiated settlement or foreclosure on the property) is pending the determination of this claim. As of November 4, 2016, neither of these loans is subject to a fundamental default.

The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of November 4, 2016 to the extent they have not been written off. Our collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, we may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$75	$148	$205	$0	$140	$0	$0
Loans Extended/Modified(#)*	1	3	3	0	3	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, we are not aware of any adverse business developments that have occurred in the course of our operations in Georgia.

Advances for Certain Loans

The real estate market is highly competitive. Developers must be able to close on properties within set deadlines. We have been unable to adequately serve many borrowers because our process does not allow for origination of a Loan until the corresponding series of LROs are issued and sold. This means we are not able to provide many borrowers with financing by their required deadlines. We found that borrowers would seek alternative sources of capital – even after we had already begun selling LROs corresponding to their Loan. In some cases, borrowers would notify us that they had already received financing elsewhere after we had a fully subscribed Offering of corresponding LROs. As a result, we are forced to terminate our Offering with respect to those Projects without issuing any LROs and return to investors all funds committed for that investment. This deprives our investors of the opportunity to invest in the terminated Loans and increases the opportunity costs for investors who have committed funds towards purchase of LROs that will never be issued. To address this problem and create a better experience for our borrowers and investors alike, we have implemented a program to originate certain Loans prior to the completion of sales of the corresponding LROs by advancing the amount of funding needed to close the Loan. This process allows us to commit to Developers immediately and removes any funding uncertainty that investors may face.

Pursuant to this program, we use a wholly owned subsidiary to originate and advance Loans to borrowers who have an immediate need for capital. The capital for those Loans will come primarily from a new revolving credit facility, though we reserve the right to fund the advance through other arrangements (such as cash on hand and/or by entering into separate arrangements with third party originators). Once we have issued the series of LROs that correspond to an advanced Loan, our subsidiary will assign or otherwise transfer the Loan to us, and we will use all or a portion of the LRO proceeds to repay the funds used to originate the Loan in the first instance.

The program specifically works as follows:

•	We underwrite Loans from our pipeline in the ordinary course and consistent with the stated policies and procedures described in this Offering Circular. See “Description of the Company’s Business—How our Platform Operates” and “Description of our Company’s Business—Our Loans to Developers”.
•	Groundfloor Holdings GA, LLC (“Holdings”), a wholly owned subsidiary with no assets, employees, or other business functions, will (on our behalf) originate Loans and advance funds to those Developers who have an immediate need for capital. Holdings will charge the same origination and servicing fees that otherwise we would collect (if we had originated the Loan in the first instance). Holdings and the Developer enter into the same Loan Documents that we would otherwise use in the course of originating Loans. Holdings will take out the same lien on the real estate underlying the Project that we would otherwise secure at closing. Interest immediately begins to accrue on the principal amount of the advanced Loan. We do not pass along this interest to investors. Instead, the interest that accrues on the advanced Loan during the period it is held by Holdings is retained by Holdings and used to offset the costs and expenses of making the advance (including interest accrued on the funds that are made available through the revolving credit facility described below).
•	Holdings will often originate these advanced Loans before we seek qualification of the corresponding series of LROs; however, it may also originate Loans at any time during the offering process, including after such LROs have been qualified and while such LROs are being offered through the Platform.
•	LRO holders receive exactly the same rights and benefits, irrespective of whether the underlying Loan was advanced, and the Offering of each series of LROs proceeds in the ordinary course irrespective of whether (or when) the corresponding Loan has been advanced. The LROs are issued once the Offering of the series of LROs is fully subscribed with irrevocable funding commitments. Once this occurs with respect to an advanced Loan, Holdings will assign or otherwise transfer the Loan (and the related Loan Documents) to us. As successor and assign, we will assume Holdings’ security interest and lien position in the underlying Loan and will continue to service the Loan in the ordinary course. We will also modify the Loan Documents at this point, changing the maturity date to match the full term of the LRO (as stated in the corresponding Project Summary) . This ensures that the advanced Loan and the corresponding LROs mature at the same time.

We recently established a $1,500,000 revolving credit facility with Revolver, LLC, a Texas based private financing company (“Revolver”), to fund the advances. The terms of the credit facility are as follows: Interest accrues at the greater of 10.0% per annum or the weighted average annual interest rate of the Loans then held by Holdings which have been originated with proceeds from the credit facility. The revolving credit facility is limited to $1,500,000 with an option to increase the limit to $15,000,000 (under certain circumstances). The term of the credit facility is one year, and is extendable for up to two additional years. Groundfloor has given a corporate guaranty to Revolver as additional support for the credit facility. Revolver will also have a lien on the general assets of Holdings—which is made up exclusively of Loans that Holdings has originated. However, only Holdings, and its successors and assigns, are identified as a secured party in any documentation used to secure the advanced Loans. At no point will Holdings hold a (or provide Revolver a securities interest in) any Loan for which LROs have been issued.

When Holdings is not able to draw sufficient funds from this credit facility fast enough, Groundfloor may elect to provide Holdings with a short term, non-interest bearing, full recourse loan using its operational capital to fund advances.

Groundfloor will not issue any LROs corresponding to any Loan unless the Offering of the corresponding series of LROs is fully subscribed. In this event (or if for any reason we are unable to qualify the corresponding series of LROs or the offering of such is terminated), the advanced Loan will continue to be held by Holdings, which may elect to sell the loan to a third party, modify it, or continue to service it as is.

Use of Proceeds

The first sentence under “Use of Proceeds” on page 102 of the Offering Circular is replaced, in its entirety, as follows:

We will use the proceeds of each offering of a series of LROs to fund the Loan to a Developer that we are originating directly or, if applicable, to the repay the funds (without any interest) used to advance the Loan.

Management and Employee Update

Effective November 1, 2016, Mr. Benjamin Armstrong, our former Vice President of Customer Operations, left the Company. Messrs. Brian Dally, our Chief Executive Officer, Nick Bhargava, our Executive Vice President, Legal and Regulatory, and Patrick Donoghue, our Director of Lending Operations, will perform the obligations formerly assigned to the Vice President of Customer Operations until the Company fills this position. As of November 4, 2016, we currently have 15 full-time employees and no part-time employees.

*       *       *       *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

The LROs covered by the Offering Circular may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein.

Further, the information herein does not constitute an offer to sell or a solicitation of interest in any LROs we may qualify in the future.  No money or other consideration is being solicited with respect to any LROs that have not been duly qualified, and if sent in response, will not be accepted. No offer to buy any LROs that have not been duly qualified can be accepted and no part of the purchase price can be received until an offering circular/PQA covering such LROs has been qualified by the Commission.  Any such offer to buy unqualified LROs may be withdrawn or revoked, without obligation of any kind, at any time before notice of its acceptance is given after the date of qualification. An indication of interest in our offerings involves no obligation or commitment of any kind.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.